UNITED STATES                         OMB APPROVAL
          SECURITIES AND EXCHANGE COMMISSION          OMB Number: 3235-0058
                 Washington, D.C. 20549               Expires: May 31, 1997
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                          FORM 12b-25
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                   NOTIFICATION OF LATE FILING                   SEC FILE NUMBER
                                                                    0-13849
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(Check One):|_| Form 10-K  |_| Form 20-F  |_| Form 11-K             CUSIP-NUMBER
            |_| Form N-SAR |X| Form 10-Q                             751582206



                For Period Ending: September 30, 1996
                [   ] Transition Report on Form 10-K
                [   ] Transition Report on Form 20-F
                [   ] Transition Report on Form 11-K
                [   ] Transition Report on Form 10-Q
                [   ] Transition Report on Form N-SAR
                For the Transition Period Ended: _______________________________


Read Instruction (on back page) Before Preparing form. Please Print or type

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________

PART I - REGISTRANT INFORMATION

Ramsay Health Care, Inc.
________________________________________________________________________________
Full Name of Registrant

N/A
________________________________________________________________________________
Former Name if Applicable

Entergy Corporation Building, 639 Loyola Avenue, Suite 1700
________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

New Orleans, Louisiana   70113
________________________________________________________________________________
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


             (a)   The reasons described in reasonable detail in Part III of
                   this form could not be eliminated without unreasonable effort
    |X|            or expense;
             (b)   The subject annual report, semi-annual report, transition
                   report on Form 10-K, Form 20-F, 11-K or Form N- SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
             ( c ) The accountant's statement or other exhibit required by Rule
                   12b-25( c ) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

See Exhibit A attached hereto

                                                 (Attach Extra Sheets if Needed)
                                                                 SEC 1344 (6/94)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


Bradley P. Cost, Esq.                 212                            880-6000
(Name)                            (Area Code)                 (Telephone Number)


(2)  Have all other periodic  reports  required under
     Section 13 or 15(d) of the Securities Exchange Act
     of 1934 or Section 30 of the investment Company Act          |X| Yes |_| No
     of 1940  during the preceding 12 months or for such
     shorter period that the  registrant was required to
     file such report(s) been filed? If answer is no,
     identify report(s):
________________________________________________________________________________

(3)  Is it anticipated that any significant change in
     results of operations from the corresponding period
     for the last fiscal year will be reflected by the            |X| Yes |_| No
     earnings statements to be included in the subject report or portion thereof?

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      See Exhibit B attached hereto

                               Ramsay Health Care, Inc.
                    (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 14, 1996                            By  /s/ Bert G. Cibran
                                                      Bert G. Cibran, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Files. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (section 232.201 or section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (section 232.13(b) of this chapter).

                            Ramsay Health Care, Inc.
                            Exhibit A to Form 12b-25


As a result of unforseen delays in connection with the preparation of the registrant's quarterly financial statements, the registrant is unable to file its Quarterly Report on Form 10-Q within the prescribed time period. The registrant cannot eliminate the reasons for its inability to file the forgoing Report without unreasonable effort and/or expense. The foregoing Report will be filed no later than the fifth calendar day following the prescribed due date for the Report.

                            Ramsay Health Care, Inc.
                            Exhibit B to Form 12b-25

The registrant anticipates that it will report an improvement in its results of operations for the quarter ended September 30, 1996 from the corresponding quarter of the last fiscal year. Due primarily to an increase between periods in patient volumes at its facilities, the registrant expects to report net income of $148,000, or $0.01 per share, for the quarter year ended September 30, 1996. This compares to a net loss of ($391,000, or $0.06 per share) for the corresponding period of the registrant's last fiscal year.